EXHIBIT 99.1

Galapagos creates new subscription right plans

Mechelen, Belgium; 6 May 2022, 22.01 CET; regulated information –– Galapagos NV (Euronext & NASDAQ: GLPG) announced today that its board of directors created 2,326,025 subscription rights under new subscription right plans for the benefit of certain members of the personnel of the company and its subsidiaries.

On 6 May 2022, the board of directors of Galapagos approved “Subscription Right Plan 2022 BE”, intended for members of personnel of the company and its Belgian subsidiary, “Subscription Right Plan 2022 RMV”, intended for the employees of its French subsidiary, Galapagos SASU, and “Subscription Right Plan 2022 ROW”, intended for the employees of its other non-Belgian subsidiaries, within the framework of the authorized capital. Under these subscription right plans, 2,326,025 subscription rights were created, subject to acceptances by the beneficiaries of the plans.

The subscription rights offered on 6 May 2022 have an exercise term of eight years as of the date of the offer and have an exercise price of €57.46 (the closing price of the share on Euronext Brussels and Amsterdam on the day preceding the date of the offer). The subscription rights are not transferable. The subscription rights under Subscription Right Plan 2022 BE can in principle not be exercised prior to 1 January 2026. The subscription rights under Subscription Right Plan 2022 RMV and Subscription Right Plan 2022 ROW vest and become exercisable in instalments: with 25% of each grant being exercisable as of 1 January 2024, 25% as of 1 January 2025 and 50% as of 1 January 2026. Each subscription right gives the right to subscribe to one new Galapagos share. Should the subscription rights be exercised, Galapagos will apply for the listing of the resulting new shares on a regulated stock market. The subscription rights as such will not be listed on any stock market.

Galapagos’ total share capital currently amounts to €355,098,660.11; the total number of securities conferring voting rights is 65,648,221, which is also the total number of voting rights (the “denominator”), and all securities conferring voting rights and all voting rights are of the same category. The total number of rights to subscribe to not yet issued securities conferring voting rights is (i) 9,291,134 subscription rights under several outstanding employee subscription right plans, which equals 9,291,134 voting rights that may result from the exercise of those subscription rights, and (ii) one subscription right issued to Gilead Therapeutics to subscribe for a maximum number of shares that is sufficient to bring the shareholding of Gilead and its affiliates to 29.9% of the actually issued and outstanding shares after the exercise of the subscription right. This excludes the 2,326,025 subscription rights of Subscription Right Plan 2022 BE, Subscription Right Plan 2022 RMV and Subscription Right Plan 2022 ROW, which were created subject to acceptance. Galapagos does not have any convertible bonds or shares without voting rights outstanding.

About Galapagos
Galapagos NV discovers, develops, and commercializes small molecule medicines with novel modes of action. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis, and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development, and commercialization of innovative medicines. More information at www.glpg.com.

Contact
Investors:
Sofie Van Gijsel
Head of Investor Relations
+1 781 296 1143

Sandra Cauwenberghs
Director Investor Relations
+32 495 58 46 63
ir@glpg.com

Media:
Marieke Vermeersch
Head of Corporate Communication
+32 479 490 603
media@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.